# CHEMBIO
## DIAGNOSTICS, INC.
### Rapid Tests for Earlier Treatment

# Investor Fact Sheet

**Ticker Symbol: CEMI**
**www.chembio.com**

## Business Summary & Investment Highlights

**Chembio Diagnostics, Inc. (Chembio),** through its wholly owned subsidiary Chembio Diagnostic Systems, Inc. develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- \>30% Five Year Revenue CAGR.
- 148% YOY sales increases of Chembio's FDA approved lateral flow HIV tests that are marketed in the U.S. by Inverness Medical Innovations, Inc. (IMA:NYSE), a leading POCT company. IMA markets Chembio's products as Clearview® COMPLETE HIV 1/2 globally and Clearview® HIV 1/2 STAT-PAK® in the U.S. to hospital emergency departments, public health clinics, and physicians offices.
- Robust pipeline of POCT products for HIV (oral fluid), Syphilis, Influenza, Hepatitis-C (oral fluid), and other infectious diseases based on Chembio's patented DPP® technology. Major benefits include improved sensitivity, multiplexing, sample control and quantitative measurements.
- Point of care testing is the fastest growing segment of the $40 billion in-vitro diagnostic market. Drive for cost containment and need for quick results have caused the market to grow rapidly.

## Selected Financial Information

### Stock Information

| Ticker Symbol | CEMI |
|---|---|
| Price 2/28/10 | $0.285 |
| 52 Week High | $0.390 |
| 52 Week Low | $0.080 |
| Outstanding Shares (MM) | 62.0 |
| Market Capitalization (MM) | $17.7 |
| Fully Diluted (FD) Shares | 70.4 |
| Management Holding-FD | 10.9 |
| Average Volume (3 Mos) | 101,000 |

| Major Beneficial Holders | Beneficial Shares Owned (MM) |
|---|---|
| Lawrence Siebert | 6.9 |
| Inverness Medical Innovations, Inc. | 5.4 |
| Crestview Capital Offshore Fund, Inc. | 3.4 |

| Balance Sheet Data ($000s) | Dec '09 | Dec. '08 |
|---|---|---|
| Cash | $1,068 | $1,212 |
| Accts. Receivable | 1,776 | 809 |
| Inventories | 1,556 | 1,819 |
| Other Current Assets | 267 | 225 |
| Total Current Assets | 4,667 | 4,066 |
| Net Fixed Assets | 580 | 881 |
| Other Assets | 1,068 | 968 |
| Total Assets | 6,315 | 5,915 |
| Total Current Liab. | 3,173 | 2,402 |
| Total Other Liab. | 54 | 936 |
| Total Liabilities | 3,227 | 3,338 |
| Total Equity | 3,088 | 2,577 |
| Total Liabilities & Shareholders Equity | $ 6,315 | $ 5,915 |



### Selected Comparative Historical Financial Data

| $(000s) | Three Mos Ended | | For the Years Ended | | | | |
|---|---|---|---|---|---|---|---|
| | Dec. 31, 2009 | Dec. 31, 2008 | 2009 | 2008 | 2007 | 2006 | 2005 |
| Total Revenues | $3,551 | $2,451 | $13,834 | $11,050 | $9,231 | $6,503 | $3,941 |
| Cost of sales | 1,920 | 1,836 | 7,974 | 7,198 | 6,435 | 4,894 | 2,996 |
| Gross Profit | 1,631 | 615 | 5,860 | 3,852 | 2,796 | 1,609 | 945 |
| | 45.9% | 25.1% | 42.4% | 34.9% | 30.3% | 24.7% | 24.0% |
| R&D Expense | 756 | 653 | 2,884 | 2,605 | 1,907 | 1,402 | 1,365 |
| SG&A Expense | 657 | 620 | 2,659 | 3,317 | 3,765 | 4,787 | 2,878 |
| Operating Income (Loss) | 218 | (658) | 317 | (2,071) | (2,876) | (4,580) | (3,298) |
| Other Inc. (Expense) | (1) | 108 | (8) | 122 | 249 | (415) | 46 |
| Net Income (Loss) - Stkhldrs | 217 | (550) | 309 | (1,949) | (2,627) | (4,995) | (3,252) |
| Pref. Stock Expenses | - | - | - | - | 5,645 | 3,210 | 3,517 |
| Net Income (Loss) | $217 | ($550) | $309 | ($1,949) | ($8,272) | ($8,205) | ($6,769) |
| Net Income (Loss) - per Share | $0.00 | ($0.01) | $0.00 | ($0.03) | ($0.57) | ($0.80) | ($0.88) |
| Avg. No. Shares (Millions) | 61.951 | 61.945 | 61.946 | 61.267 | 14.608 | 10.293 | 7.705 |
| Working capital | 1,494 | 1,664 | 1,494 | 1,664 | 3,229 | 5,113 | 831 |
| Total assets | 6,315 | 5,915 | 6,315 | 5,915 | 6,585 | 7,907 | 3,016 |
| Total liabilities | 3,227 | 3,338 | 3,227 | 3,338 | 2,322 | 2,297 | 1,964 |
| Equity (Deficit) | 3,088 | 2,577 | 3,088 | 2,577 | 4,263 | (940) | 1,053 |

### Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

### Investor Relations
**The Investor Relations Group**
James Carbonara  JCarbonara@investorrelationsgroup.com
212-825-3210

### Company Contact
**Susan Norcott**
631-924-1135 x125
Snorcott@chembio.com





## DPP® Technology
### Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results



**Chembio's Dual Path Platform (DPP®)
Patented in 2007**





*Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.*





## Senior Management Team

**Lawrence A. Siebert, Chairman & CEO**, 25 years of management and financing experience

**Richard J. Larkin, CFO**, 25 years of operational and financial experience

**Javan Esfandiari, SVP R&D**, 15 years of experience in development of in-vitro point of care products

## Board of Directors

**Katherine Davis -** Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, INC. (NYSE:CMI)

**Dr. Gary Meller -** Broad experience in medical and information technology and pharmaceutical product development

